UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D

                    UNDER THE SECURITIES EXCHANGE ACT OF 1934
                               (Amendment No. 1)*

                               THOMAS GROUP, INC.
                                (Name of Issuer)

                          COMMON STOCK, $0.01 PAR VALUE
                         (Title of Class of Securities)

                                    884402108
                                 (CUSIP Number)

                           HOLLYBANK INVESTMENT, L.P .
                       ONE INTERNATIONAL PLACE, SUITE 2401
                                BOSTON, MA 02110
                                 (617) 310-5110

               (Name, Address and Telephone Number of Person Authorized to
                           Receive Notices and Communications)

SCHEDULE 13D
CUSIP No. 884402108                                          PAGE 2 OF 11 PAGES


--------------------------------------------------------------------------------
1             NAME OF REPORTING PERSON
              SS OR IRS IDENTIFICATION NO. OF ABOVE PERSON

              Hollybank Investment, L.P.
--------------------------------------------------------------------------------
2             CHECK THE APPROPRIATE BOX IF A MEMBER OF A
              GROUP*                                                   (a)   ( )
                                                                       (b)   (X)
--------------------------------------------------------------------------------
3             SEC USE ONLY

--------------------------------------------------------------------------------
4             SOURCE OF FUNDS*
              00

--------------------------------------------------------------------------------
5             CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
              TO ITEMS 2(d) or 2(e)                                          ( )
--------------------------------------------------------------------------------
6             CITIZENSHIP OR PLACE OF ORGANIZATION
              Delaware

--------------------------------------------------------------------------------
NUMBER OF     7         SOLE VOTING POWER
SHARES                  765,457
BENEFICIALLY
OWNED BY
              ------------------------------------------------------------------
EACH          8         SHARED VOTING POWER
REPORTING               None
PERSON WITH
              ------------------------------------------------------------------
              9         SOLE DISPOSITIVE POWER
                        765,457

              ------------------------------------------------------------------
              10        SHARED DISPOSITIVE POWER
                        None

--------------------------------------------------------------------------------
11            AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
              765,457

--------------------------------------------------------------------------------
12            CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
              SHARES*                                                        ( )
--------------------------------------------------------------------------------
13            PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
              16.1%

--------------------------------------------------------------------------------
14            TYPE OF REPORTING PERSON*
              PN

--------------------------------------------------------------------------------

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

SCHEDULE 13D
CUSIP No. 884402108                                          PAGE 3 OF 11 PAGES

--------------------------------------------------------------------------------
1             NAME OF REPORTING PERSON
              SS OR IRS IDENTIFICATION NO. OF ABOVE PERSON

              Thistle Investment LLC

--------------------------------------------------------------------------------
2             CHECK THE APPROPRIATE BOX IF A MEMBER OF A
              GROUP*                                                   (a)   ( )
                                                                       (b)   (X)
--------------------------------------------------------------------------------
3             SEC USE ONLY

--------------------------------------------------------------------------------
4             SOURCE OF FUNDS*
              00

--------------------------------------------------------------------------------
5             CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
              TO ITEMS 2(d) or 2(e)                                          ( )
--------------------------------------------------------------------------------
6             CITIZENSHIP OR PLACE OF ORGANIZATION
              Delaware

--------------------------------------------------------------------------------
NUMBER OF     7         SOLE VOTING POWER
SHARES                  77,400
BENEFICIALLY
OWNED BY

             -------------------------------------------------------------------
EACH          8         SHARED VOTING POWER
REPORTING               None

PERSON WITH
             -------------------------------------------------------------------
              9         SOLE DISPOSITIVE POWER
                        77,400

             -------------------------------------------------------------------
              10        SHARED DISPOSITIVE POWER
                        None

--------------------------------------------------------------------------------
11            AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
              77,400

--------------------------------------------------------------------------------
12            CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
              SHARES*                                                        ( )
--------------------------------------------------------------------------------
13            PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
              1.6%

--------------------------------------------------------------------------------
14            TYPE OF REPORTING PERSON*
              PN

--------------------------------------------------------------------------------

                           *SEE INSTRUCTIONS BEFORE FILLING OUT!

SCHEDULE 13D
CUSIP No. 884402108                                          PAGE 4 OF 11 PAGES


--------------------------------------------------------------------------------
1            NAME OF REPORTING PERSON
             S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
             Dorsey R. Gardner

--------------------------------------------------------------------------------
2            CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*          (a)  ( )
                                                                        (b)  (X)

--------------------------------------------------------------------------------
3            SEC USE ONLY

--------------------------------------------------------------------------------
4            SOURCE OF FUNDS*
             00

--------------------------------------------------------------------------------
5            CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
             TO  ITEMS 2(d) or 2(e)                                          ( )
--------------------------------------------------------------------------------
6            CITIZENSHIP OR PLACE OF ORGANIZATION
             United States

--------------------------------------------------------------------------------
             7         SOLE VOTING POWER
NUMBER OF              106,800XX
SHARES                 XX Please refer to Item 5, page 6 for disclaimer of
BENEFICIALLY           beneficial ownership
             -------------------------------------------------------------------
OWNED BY     8         SHARED VOTING POWER
EACH                   None
REPORTING
PERSON WITH
            --------------------------------------------------------------------
             9         SOLE DISPOSITIVE POWER
                       106,800XX

                       XX Please refer to Item 5, page 6 for disclaimer of beneficial ownership
            --------------------------------------------------------------------
             10        SHARED DISPOSITIVE POWER
                       None

--------------------------------------------------------------------------------
11           AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
             106,800XX

             XX Please refer to Item 5, page 6 for disclaimer of beneficial ownership
--------------------------------------------------------------------------------
12           CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
             SHARES*            (X)
--------------------------------------------------------------------------------
13           PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
             2.2%XX

             XX Please refer to Item 5, page 6 for disclaimer of beneficial ownership
--------------------------------------------------------------------------------
14           TYPE OF REPORTING PERSON*
             IN

--------------------------------------------------------------------------------
                           *SEE INSTRUCTIONS BEFORE FILLING OUT!

SCHEDULE 13D
CUSIP No. 884402108                                          PAGE 5 OF 11 PAGES


ITEM 1.  SECURITY AND ISSUER.

      The title of the class of equity securities to which this statement relates is the Common Stock, par value $0.01 per share (the "Shares"), of Thomas Group, Inc., a Delaware corporation (the "Company"). The address of the Company's principal executive office is 5215 North O'Conner Boulevard, Suite 2500, Irving, Texas 75039-3714

ITEM 2.  IDENTITY AND BACKGROUND

      The persons filing this Statement are Hollybank Investment, L.P., a Delaware limited Partnership ("LP"), Thistle Investment LLC, a Delaware limited liability company ("LLC") and Dorsey R. Gardner, the general partner of LP and managing member of LLC ("Gardner") (sometimes referred to herein collectively as the "Reporting Persons"). The business address of Gardner, LP and LLC is One International Place, Suite 2401, Boston, Massachusetts 02110. LP was formed on January 14, 1994, and is authorized to conduct any business which may be legally conducted by a limited partnerhsip under the laws of Delaware. LLC was organized on January 21, 1999 and is authorized to conduct any business which may be legally conducted by a limited liability company under the laws of Delaware. As of the date hereof, the sole business of each LP and LLC is securities investment. During the last five years, neither Gardner, LP nor LLC has been convicted in a criminal proceeding (excluding traffic violations and similar misdemenaors), nor has Gardner, LP or LLC been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which Gardner, LP or LLC was or is subject to a judgement, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

      Neither LP, LLC nor Gardner have purchased Shares in addition to those Shares previously reported on Schedule 13D filed with the Securities Exchange Commission on June 25, 1999. LP and LLC used their respective working capital for the purchase of their respective Shares, while Gardner used his personal funds for the purchases and his Shares.

SCHEDULE 13D
CUSIP No. 884402108                                          PAGE 6 OF 11 PAGES

ITEM 4.  PURPOSE OF TRANSACTION.

      The Reporting Persons make investments in undervalued companies. In the ordinary course of their activities, the Reporting Persons analyze the operations, capital structure and markets for products and services of the companies in whose securities they invest (including those of the Company) on a continuous basis through, among other things, analysis of documentation and discussions with knowledgeable industry and market observers and with representatives of such companies. In the course of engaging in these activities the Reporting Persons may participate in interviews or hold discussions with third parties, including other holders of securities of subject companies, or with management of subject companies in which the Reporting Persons may suggest or take a position with respect to potential changes in the operations, management or capital structure of such companies as a means of enhancing shareholder value. Such suggestions or positions may relate to one or more of the actions or transactions specified in clauses (a) through (j) of Item 4 of the Schedule 13D form.

      With regards to the Company, all of the Shares reported in this filing were purchased and held by the Reporting Persons for investment purposes. The Reporting Persons are, however, disappointed with the performance of the Company and its Shares. In particular, the Reporting Persons, as long-term shareholders, have generally supported management and have continued to hold their Shares in reliance on management's expectations of increased earnings growth and increased shareholder value. The Reporting Persons have become increasingly concerned that the Company will not, however, meet these expectations in the foreseeable future. The Reporting Persons believe that overall the Company's Board of Directors and management have not focused sufficiently on shareholders' interests through actions such as adequate stock repurchase programs and meeting earnings and revenue expectations. Moreover, the Reporting Persons do not believe that the Company's management has kept the Company's shareholders or its Board of Directors adequately informed of its operations and performance -- surprise earnings results, particularly poor earnings results, do not lead investors to believe that the Board of Directors or management is exercising adequate control over the Company's business activities. At the same time, investors have been asked by the Company's Board of Directors and management to increase the amount of stock available to the Company's management and employees under the Company's stock option plan. The Reporting Persons would be encouraged if the Board of Directors took a more active role in monitoring the Company's performance and focusing the Company's management on enhancing shareholder value.

      Accordingly, the Reporting Persons are amending their Schedule 13D filing to, among other things, enable the Reporting Persons to become more proactive in the enhancement of shareholder value. The Reporting Persons intend to pursue conversations with one or more third parties, including, but not limited to, the Company's Board of Directors, officers, employees and affiliates of the Company, and other holder's of the Company's Shares, interested in discussing the possibility of an action or transaction of the type described in clauses (a) through (j) of Item 4 of the Schedule 13D form, including, without limitation,

SCHEDULE 13D
CUSIP No. 884402108                                          PAGE 7 OF 11 PAGES


such matters as disposing of the Reporting Persons' respective Shares, disposing of one or more businesses of the Company, selling the Company, changing the management of the Company, changing operating or marketing strategies of the Company and/or restructuring the Company's capitalization or dividend policy. Although none of the Reporting Persons has any plans or proposals that relate to actions or transactions specified in clauses (a) through (j) of Item 4 of the
Schedule 13D form, based on the Company's performance and depending upon further evaluation of the Company's business and prospects, and upon future developments (including, without limitation, performance of the Company's Shares in the market, the attitude of, actions taken and information provided by the Company's Board of Directors and management, availability of funds, alternative investments, and monetary, stock market and general economic conditions), the Reporting Persons could support one or more of the actions or transactions described in clauses (a) through (j) of Item 4 of the Schedule 13D form. The Reporting Person may dispose of all or a portion of their respective Shares at any time.

ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER.

      (a)(i) As of the date of this Statement, LP is the beneficial owner of 765,457 Shares (approximately 16.1% of the 4,747,601 outstanding Shares on March 20, 2000, based on information provided in the Company's most recent Annual Report on Form 10K filed March 31, 2000). Gardner, as general partner of LP, may be deemed to beneficially own Shares beneficially owned by LP. Except to the extent of his interest as a limited partner in LP, Gardner expressly disclaims such beneficial ownership and the filing of this statement shall not be construed as an admission that Gardner is the beneficial owner of the Shares owned by LP and covered by this Statement.

      (ii) As of the date of this Statement, LLC is the beneficial owner of 77,400 Shares (approximately 1.6% of the 4,747,601 outstanding Shares on March 20, 2000, based on information provided in the Company's most recent Annual Report on Form 10K filed March 31, 2000). Gardner, as managing members of LLC, may be deemed to beneficially own Shares beneficially owned by LLC. Except to the extent of his interest as a member in LLC, Gardner expressly disclaims such beneficial ownership and the filing of this statement shall not be construed as an admission that Gardner is the beneficial owner of the Shares owned by LLC and covered by this Statement.

      (iii) As of the date of this Statement, Gardner beneficially owns 106,800 Shares (approximately 2.2% of the 4,747,601 outstanding Shares on March 20, 2000, based on information provided in the Company's most recent Annual Report on Form 10K filed March 31, 2000). Except to the extent of his interest as a limited partner in LP and member of LLC, Gardner expressly disclaims beneficial ownership of any Shares which may be beneficially owned by LP and LLC, and the

SCHEDULE 13D
CUSIP No. 884402108                                          PAGE 8 OF 11 PAGES


filing of this statement shall not be construed as an admission that Gardner is the beneficial owner of such Shares.

      (b) LP has sole voting power and sole investment power with respect to the Shares reported in (a)(i) above. LLC has the sole voting power and sole investment power with respect to the Shares reported in (a)(ii) above. Gardner has sole voting power and sole investment power with respect to the Shares listed in (a)(iii) above.

      (c) (i) LP has, during the past 60 days, not effected any Share transactions.

            (ii) LLC has, during the past 60 days, not effected any Share transactions.

            (iii) Gardner has, during the past 60 days, not effected any Share transactions.

      (d) No other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of Shares reported on this Statement.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

      There are no contracts, arrangement, understandings or relationships (legal or otherwise) between LP, LLC or Gardner and any other person with respect to any securities of the Company, including, but not limited to, transfer or voting of any of the securities, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS.

      The following document is filed herewith as an exhibit to this statement:

      (a)   Joint Filing Agreement

SCHEDULE 13D
CUSIP No. 884402108                                          PAGE 9 OF 11 PAGES


                                    SIGNATURE

      After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                    HOLLYBANK INVESTMENT, L.P.


                                    By: /s/ Dorsey R. Gardner
                                        ---------------------
                                          Dorsey R. Gardner
                                          General Partner


                                    THISTLE INVESTMENT LLC

                                    By: /s/ Dorsey R. Gardner
                                        ---------------------
                                          Dorsey R. Gardner
                                          Managing Member


                                        /s/ Dorsey R. Gardner
                                        ---------------------
                                          Dorsey R. Gardner

Date:  August 7, 2000

SCHEDULE 13D
CUSIP No. 884402108                                          PAGE 10 OF 11 PAGES


                                  SCHEDULE 13D

                                  EXHIBIT INDEX

                          99.1 Joint Filing Agreement